SMALL CAP STRATEGIES

EXECUTIVE OFFICER COMPENSATION PLAN

1.
DIRECTOR’S COMPENSATION.   Each member of the Board of Directors shall receive, in lieu of any monthly salary, the salary in the range of $1,000 to $2,500 paid for each meeting attended, in person or telephonically.

2.
EXECUTIVE OFFICERS SALARY SCHEDULE.   The salary rate for the following positions shall be placed within the salary range of $5,000 to $20,000 per month.  The positions set forth in this paragraph shall constitute the positions of, and the individuals filling same shall constitute the officers who are, the sole “Executive Officers” of the Company for purposes of this Compensation Plan.  Payment of all compensation to Executive Officers will be made in accordance with the relevant Company policies in effect from time to time, including normal payroll practices, and shall be subject to all applicable employment and withholding taxes.  The Board of Directors of the Company (or designate) shall be responsible for determining the specific salary paid to each position based upon qualifications and performance. The Board of Directors of the Company may make appointments to or advancement within prescribed salary range of specific positions upon evaluation of employee qualifications and performance.

a.	Chief Executive Officer with a salary range of $5,000 to $20,000 per month.

b.	Chief Financial Officer with a salary range of $5,000 to $20,000 per month.

c.	Chief Operating Officer / Chief Investment Officer with a salary range of $5,000 to $20,000 per month.

d.	Chief Technology Officer with a salary range of $5,000 to $20,000 per month.

e.	Corporate Council / Chief Legal Officer with a salary range of $5,000 to $20,000 per month.

3.	EXECUTIVE PROFIT SHARING PLAN. Pursuant to Section 57(n) of the Investment Company Act, the Company has established a profit-sharing plan for its Executive Officers.

The aggregate amount of benefits paid or accrued under this plan shall equal 20% the Company’s net income after taxes in any fiscal year.

The profit sharing plan has been established to reward Executive Officers for their contributions to the Company.

At the end of the Company’s fiscal year, a profit sharing pool will be determined based on the Company’s performance during that year and calculated to be Twenty (20%) percent of the net income after taxes achieved during that year.

The sum to be paid to each Executive Officer shall equal his or her proportional percentage of the total base salaries paid to all Executive Officers during the year multiplied by the amount of the profit sharing pool and shall be paid with all mandatory deductions including Federal withholding and other applicable taxes.

This plan is a cash-distribution plan and is not intended as nor should it be treated as a deferred compensation plan.  The Company will not take any steps to cause the profit-sharing plan described in this section to comply with The Employee Retirement Income Security Act of 1974 or any provision of the Internal Revenue Code of 1986 nor will the Company seek any similar tax-advantaged treatment of the payments made pursuant to the profit-sharing plan.